FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF MAY 2024

COMMISSION FILE NUMBER 1-15150

The Dome Tower

Suite 3000, 333 - 7th Avenue SW

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

US Bank Tower

Suite 2200, 950 - 17th Street

Denver, Colorado

United States of America 80202-2805

(720) 279-5500

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐  No ☒

The exhibits to this report shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements under the Securities Act of 1933 on Form F-10 (File No. 333-273750) and Form S-8 (File No. 333-200583).

INFORMATION CONTAINED IN THIS FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a Press Release issued by Enerplus Corporation dated May 24, 2024.

EXHIBIT INDEX

EXHIBIT 99.1 – PRESS RELEASE OF ENERPLUS CORPORATION, DATED MAY 24, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS CORPORATION

BY:	/s/ David A. McCoy
David A. McCoy
Vice President, General Counsel & Corporate Secretary

DATE: May 24, 2024